SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO section 24.13d-1
(a) AND AMENDMENTS THERETO FILED PURSUANT TO section 240.13D-2(a)
(Amendment No. 1)*

STEREOTAXIS, INC.
________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
________________________________________
(Title of Class of Securities)

85916J409
________________________________________
(CUSIP Number)

Attention: Dr. Nathan Fischel
DAFNA Capital Management, LLC
10990 Wilshire Boulevard, Suite 1400
Los Angeles, California 90024
310-954-3200

________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2017
________________________________________
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 9 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON

DAFNA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]


6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,280,212 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,280,212 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,280,212 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)

14.	TYPE OF REPORTING PERSON

IA

(1) Consists of 1,372,862 shares of common stock ("Common Stock") and 907,350 shares of Common Stock issuable upon conversion of preferred stock of Stereotaxis, Inc., a Delaware corporation (the "Issuer"), held by funds (the "Funds"), of which DAFNA Capital
Management, LLC, a Delaware limited liability company ("DAFNA"), is the investment manager and general partner. Excludes 11,521,733 shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of this Amendment No. 1 to the Schedule 13D for further details.



(2) See Item 5 of this Amendment No. 1 to the Schedule 13D.


1.	NAMES OF REPORTING PERSON

Dr. Nathan Fischel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria citizen (U.S. permanent resident)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,280,212 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,280,212 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,280,212 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (4)

14.	TYPE OF REPORTING PERSON
IN, HC

(3) Consists of 1,372,862 shares of Common Stock and 907,350 shares of Common Stock issuable upon conversion of preferred stock held by the Funds. Dr. Nathan Fischel is the Chief Executive Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes 11,521,733 shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of this Amendment No. 1 to the
Schedule 13D for further details.

(4) See footnote (2) above.

1.	NAMES OF REPORTING PERSON

Dr. Fariba Ghodsian

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,280,212 (5)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,280,212 (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,280,212 (5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (6)

14.	TYPE OF REPORTING PERSON

IN, HC

(5) Consists of 1,372,862 shares of Common Stock and 907,350 shares of Common Stock issuable upon conversion of preferred stock held by the Funds. Dr. Fariba Ghodsian is the Chief Investment Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes 11,521,733 shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of this Amendment No. 1 to the
Schedule 13D for further details.


(6) See footnote (2) above.


Item 1.		Security and Issuer

The class of securities to which this statement on Schedule 13D relates is Common Stock, $0.001 Par Value ("Common Stock"), of Stereotaxis, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4320 Forest Park Avenue, Suite 100,
St. Louis, Missouri 63108.


Item 2.		Identity and Background

(a), (f) 	This Schedule 13D is being filed by: (i) DAFNA Capital
Management, LLC, a Delaware limited liability company ("DAFNA"); (ii) Dr. Nathan Fischel, a citizen of Austria and permanent resident of the United States of America ("Dr. Fischel"); and (iii) Dr. Fariba Ghodsian, a citizen of the United States of America ("Dr. Ghodsian") and, together with DAFNA and Dr. Fischel, the "Reporting Persons"). Dr. Fischel is the Chief Executive Officer of DAFNA and Dr. Ghodsian is the Chief Investment Officer of DAFNA.

DAFNA is the investment manager and general partner of each of DAFNA LifeScience LP, a Delaware limited partnership ("LifeScience"), DAFNA LifeScience Select LP, a Delaware limited partnership ("Select"), and DAFNA LifeScience Market Neutral, L.P., a Delaware limited partnership ("Market Neutral") and, together with LifeScience and Select, the "Funds").

(b) 	The principal business address of each of the Reporting
Persons is 10990 Wilshire Boulevard, Suite 1400 Los Angeles,
California 90024.

(c) 	The principal business of DAFNA is serving as an SEC-registered investment adviser for private investment funds, including the Funds.
The principal occupation of Dr. Fischel is serving as the Chief Executive Officer of DAFNA. The principal occupation of Dr. Ghodsian is serving as the Chief Investment Officer of DAFNA.

(d) 	During the last five years, none of the Reporting Persons
has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) 	During the last five years, none of the Reporting Persons
has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.		Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

On September 29, 2016, two of the Funds acquired a total of 8,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") of the Issuer, and warrants representing the right to purchase an aggregate of 12,307,692 shares of Common Stock (the "SPA Warrants"), in exchange for a total consideration of $8,000,000 pursuant to the terms of a Securities Purchase Agreement, dated September 26, 2016, (the "SPA"). Each share of Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $0.65 per share, and the SPA Warrants have an initial exercise price of $0.70 per share. Conversion of the Preferred Stock and exercise of the SPA Warrants are subject to the Ownership Cap (as discussed below in Item 5).

The Funds utilized their working capital to acquire the securities described above.

In addition to the SPA referenced above, the Funds hold a total of (i) 1,372,862 shares of Common Stock, and (ii) warrants, issued August 7, 2013, representing the right to purchase an aggregate of 1,041,357 shares of Common Stock, (the foregoing warrants, collectively, the "Exchange Warrants" and, together with the SPA Warrants, the "Warrants"). Exercise of the Warrants is subject to the Ownership Cap (as discussed below in Item 5).

Item 4.		Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons initially reported the Funds' investment in the Issuer on a Schedule 13G filed on February 14, 2014. The Funds initially acquired the Common Stock reported therein and the Exchange Warrants for investment purposes in the ordinary course of business. The Funds subsequently acquired the Preferred Stock and SPA Warrants pursuant to the SPA.

Pursuant to the SPA, in connection with the closing of the transactions contemplated thereby, on September 29, 2016, two of the then-serving directors of the Issuer resigned from the board of directors of the Issuer (the "Board") and each of David Fischel, a Principal of DAFNA, Joseph Kiani and Arun Menawat, Ph.D. was appointed to serve on the Board.

Pursuant to the SPA, subject to limited exceptions described therein, for 61 months following the closing of the transactions contemplated by the SPA on September 29, 2016, so long as at least 8,000 of the shares of Preferred Stock issued in connection with the SPA are outstanding, at the time of any future issuance of equity securities of the Issuer (or securities convertible, exchangeable or exercisable into or for equity securities of the Issuer), each of the Funds party to the SPA will have the right to purchase a portion of such securities proportionate to its ownership interest in the Issuer on a fully-diluted basis (without giving effect to the Ownership Cap).

The transactions contemplated by the SPA and the certificate of designations have resulted, or are likely to result in, certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the present Board, changes in the Issuer's charter and material changes in the present capitalization of Issuer, each as described above, and may result in the acquisition of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock or engage in any of the events set forth in Items 4(a) through (j) of
Schedule 13D. The Reporting Persons are evaluating the effectiveness of the company's present management and board of directors, and dependent on that assessment may decide to suggest changes to member(s) of management and/or the board of directors. Except as otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.



Item 5.		Interest in Securities of the Issuer

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a), (b) Based on the representations of the Issuer set forth in the Form 10Q filed on November 10, 2016, 21,904,128 shares of Common Stock were outstanding as of October 31, 2016. The Funds directly hold an aggregate of 1,372,862 shares of Common Stock.

Additionally, the Funds directly hold an aggregate of 8,000 shares of Preferred Stock, initially convertible into an aggregate of 12,307,692 shares of Common Stock, and Warrants representing the right to acquire an aggregate of 13,349,049 shares of Common Stock. The conversion of the Preferred Stock, and exercising of the Warrants are restricted to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder of such securities and its affiliates would exceed 4.99% ("The Beneficial Ownership Limitation") of the total number of shares of Common Stock then outstanding, subject to increase to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion of Preferred Shares on not less than 61 day notice as provided in the applicable documents (the "Ownership Cap"). Such notice to increase the Beneficial Ownership Limitation to 9.99% was provided to the company on January 6, 2017. As a result of the notice to increase the Beneficial Ownership Limitation, the Reporting Persons may be deemed to beneficially own an aggregate of 2,280,212 shares of Common Stock which consist of (i) 1,372,862 shares and (ii) 907,350 shares issuable upon conversion of the Preferred Stock. Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) these shares and may be deemed to be the beneficial owner of these shares, for purposes of this Amendment Number 1 to Schedule 13D. The shares beneficially owned by the reporting person represents approximately 9.99% of the Shares
(based upon (i) 21,904,128 Shares outstanding as of October 31, 2016 plus 907,350 shares issuable upon conversion of the Preferred Stock). Without giving effect to the Ownership Cap, the Reporting Persons would be entitled to receive 12,307,692 shares issuable upon conversion of the Preferred Stock and an aggregate of 13,349,049 shares of Common Stock issuable upon exercise of the Warrants held by the Funds. While the percentage of shares will not change, the absolute number of shares regarded as beneficially owned may change to the extent the issuer increases or decreases the shares of common stock outstanding, because the Beneficial Ownership Limitation is calculated as a percentage of outstanding shares.

(c)	None of the Reporting Persons has effected any transaction in the
Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference. In addition the following language is added to
Item 6.

Registration Statement
On October 26, 2016, pursuant to the Registration Rights Agreement previously disclosed, the Issuer filed with the United States Securities and Exchange Commission (the "SEC") a form S-1 registration statement to register for resale all of the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the SPA Warrants
(without giving effect to the Ownership Cap).

The registration statement was declared effective on November 15, 2016



SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2017

DAFNA CAPITAL MANAGEMENT, LLC


By: /s/ Nathan Fischel
________________________________________
Name: Dr. Nathan Fischel
Its: Chief Executive Officer


  /s/ Nathan Fischel
________________________________________
Nathan Fischel, MD, CFA


   /s/ Fariba Ghodsian
________________________________________
Fariba Ghodsian, Ph.D., MBA